June 7, 2019

James V. Caruso
President and Chief Executive Officer
Cellectar Biosciences, Inc.
100 Campus Drive
Florham Park, NJ 07932

       Re: Cellectar Biosciences, Inc.
           Registration Statement on Form S-1
           Filed May 31, 2019
           File No. 333-231888

Dear Mr. Caruso:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joseph McCann at (202) 551-6262 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance